Exhibit 4(A)(24)

Date: May 5, 2006

This letter sets forth the mutual agreement between ViryaNet Limited (“Company”) and LibertyView Special Opportunities Fund, LP (“LibertyView”) in connection with the partial conversion of an Amended and Restated 7 1/2% Convertible Note in the amount of US$2,500,000 (the “Note Amount”) dated August 5, 2005 (the “Note”).

In connection with such Note, the parties agree than an amount of $2,000,000 out of the Note Amount shall be converted into Preferred A Shares of the Company (each, a “Preferred Share”), at a conversion price equal to $1.53 per each Preferred Share. The Preferred Shares shall have all rights and privileges as the Company’s Ordinary Shares (including voting rights, rights to participate in divided distribution (if any) and all other rights which may be attached to the Ordinary Shares), provided that the Preferred Shares shall have preference to the Ordinary Shares in any distribution upon the liquidation or deemed liquidation of the Company. The Preferred Shares may be converted at any time, at the discretion of LibertyView, into Ordinary Shares on 1 to 1 ratio. Upon the consummation of an M&A or similar transaction involving the Company, the Preferred Shares shall be entitled to the same benefits provided to the Ordinary Shares.

Upon the above partial conversion of the Note, the Note Amount shall be decreased to $980,000 (the “Remaining Loan”) and all terms and condition of the Note in connection with the Remaining Loan shall continue to be in full force and effect.

The Company shall file with the SEC a registration statement covering the Ordinary Shares which may be issued upon conversion of the Preferred Shares by no later than 60 days from the date hereof.

As this transaction requires the consent of the Company’s shareholders, the Company shall file as soon as possible a proxy statement and request that its shareholders approve such conversion and the required changes to the Company’s Articles of Association. The Company shall use reasonable efforts to file such proxy statement, together with the new Articles of Association, within 10 days from the date hereof. If the shareholders do not approve the conversion contemplated hereunder within 45 days from the date hereof, this transaction shall be canceled. Otherwise, this transaction shall be binding on the Company and LibertyView.

In witness hereof, the parties have duly signed this letter as of the date mentioned above:

ViryaNet Limited	LibertyView Special Opportunities Fund, LP
By: ____________________	By: ____________________
Its:_____________________	Its:_____________________